Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country
Full Art International, Ltd.	Hong Kong

Zhuhai King Glass Engineering Co., Ltd	People’s Republic of China

Zhuhai King General Glass Engineering Technology Co., Ltd	People’s Republic of China

King General Engineering (HK) Ltd.	Hong Kong

KGE Building System Ltd.	Hong Kong